BEEKMAN SECURITIES, INC.
Statement of Operations
December 31, 2023

INCOME

Investment Banking Fee	$170,000
Other Income	2
Total Income	170,002

OPERATING EXPENSES

Dues & subscriptions	3,614
Insurance	54,343
Rent & lease	14,100
Salary	38,910
Legal & professional services	11,350
Taxes & Licenses	26,467
Travel	21,578
Bank Charges	55
Total Operating Expenses	170,417

NET OPERATING INCOME (415)